United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934


                                For the month of


                                  December 2002


                        Valley of the Doce River Company
                 (Translation of Registrant's name into English)



                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        (Check One) Form 20-F X Form 40-F
                                             ---          ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               (Check One) Yes    No X
                                              ---   ---

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Companhia Vale do Rio Doce and Vale Overseas Limited, File No. 333-84696.

[COMPANHIA VALE DO RIO DOCE LOGO]                                  Press Release

         CVRD and ARCELOR Make Firm Proposal for Purchase of CST Shares


Rio de Janeiro, December 20, 2002 - Companhia Vale do Rio Doce (CVRD), the world's largest producer of iron ore, and Arcelor, the world's largest steel maker, inform that they made a joint proposal to purchase the stake of Acesita S.A. (ACESITA) in Companhia Siderurgica de Tubarao (CST), the world's largest exporter of steel slabs.

ACESITA holds 50.1%of the stock of Acos Planos do Sul (APS), who in turn holds 37.29% of the total capital of CST, a participation comprising 43.91% of CST's common shares and 33.14% of CST's preferred shares. APS is part of CST's shareholders controlling group, which also comprises CVRD, Kawasaki Steel Corporation (KSC) and California Steel Industry (CSI). CST shares held by APS, corresponding to 29.64% of its voting capital, are bound to the CST controlling group's shareholder agreement. CSI is a North-American steel producer, whose control is divided between CVRD (50%) and KSC(50%).

Arcelor holds 49.9% of the capital of APS, whereas CVRD holds 22.85% of the total capital of CST, a stake made up of 20.51% of CST's common shares and 24.32% of CST's preferred shares.

CVRD and Arcelor are proposing to pay to Acesita an average price of US$ 21.58 per 1,000 shares. To purchase ACESITA indirect participation in the voting capital of CST, bound to the control of the latter, KSC and CSI must waive their rights of first refusal to acquire the aforementioned shares.

CVRD and Arcelor may examine the possibility of jointly making the purchase of stakes of other CST shareholders, including KSG and CSI.

CVRD and Arcelor agreed to speed up all the studies needed to begin the building of CST third blast furnace in order to start up its operations in 2006.

The increase of CVRD's stake in CST is structured so that CVRD may reduce it significantly in the future. Therefore, CVRD's increased stake in CST has a transitory character.

The proposed transaction reflects CVRD's already manifested intention to help the restructuring of the Brazilian steel industry to make feasible a healthy growth process, creating opportunities for expanding CVRD's iron ore and pellets businesses.

--------------------------------------------------------------------------------

                                         For further information,please contact:
   Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
                         Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                     Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557 Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
         Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
                     Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700


This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian Comissao de Valores Mobiliarios and the U.S. Securities and Exchange Commission.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COMPANHIA VALE DO RIO DOCE
                                                      (Registrant)


Date:  December 23, 2002

                                            By: /s/ Fabio de Oliveira Barbosa
                                                ------------------------------
                                                  Fabio de Oliveira Barbosa
                                                  Chief Financial Officer